Exhibit 99.1

SMART TECHNOLOGIES INC.

Form 51-102F3

(National Instrument 51-102)

MATERIAL CHANGE REPORT

1.	Name and Address of Company

SMART Technologies Inc. (“SMART”)

3636 Research Road N.W.

Calgary, Alberta T2L 1Y1

2.	Date of Material Change

April 17, 2014

3.	News Release

A news release disclosing the material change summarized in this material change report was issued by SMART before the opening of the financial markets on April 21, 2014 and disseminated through the facilities of a recognized news service.

4.	Summary of Material Change

David Martin and Nancy Knowlton have resigned from SMART’s board of directors (the “Board”), effective April 17, 2014. In accordance with the provisions of SMART’s articles and share provisions, all of the issued and outstanding class B shares of SMART (“Class B Shares”) have automatically converted into single vote class A subordinate voting shares (“Class A Shares”), such conversion being effective commensurate with the resignations of Mr. Martin and Ms. Knowlton.

5.	Full Description of Material Change

David Martin, chairman of the Board, and Nancy Knowlton have resigned from SMART’s Board, effective April 17, 2014. Robert Hagerty has been appointed by the Board as acting chairman of the Board, effective April 20, 2014. Mr. Hagerty has been on the Board since July 2010, and has been the lead independent director since June 2011.

In accordance with the provisions of SMART’s articles and share provisions, all of the issued and outstanding Class B Shares have automatically converted into single vote Class A Shares, such conversion being effective commensurate with the resignations of Mr. Martin and Ms. Knowlton. SMART no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and no further Class B Shares are permitted to be issued by SMART. On April 17, 2014, there were 79,464,195 Class B Shares outstanding and such shares have now converted into 79,464,195 Class A Shares, representing 65.6% of the outstanding Class A Shares. After accounting for this conversion the breakdown of Class A Shares is as follows: Mr. Martin and Ms. Knowlton own 23.5%, entities related to and funds advised by Apax Partners hold 31.1%, Intel Corporation holds 14.4% and the remaining 31.0% of shares are widely held.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Jeff Losch, Vice President, Legal & General Counsel of SMART, is knowledgeable about the material change described herein and may be reached at (403) 245-0333.

9.	Date of Report

April 28, 2014.